Exhibit 99.2

MacDONALD, DETTWILER AND ASSOCIATES LTD.

(the “Corporation”)

ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS

OF THE CORPORATION

July 27, 2017

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

The following matters were voted upon by ballot at the annual and special meeting of the shareholders of the Corporation at which 83.0% of the Common Shares of the Corporation were represented:

		Votes FOR		Votes WITHHELD
		Number	%	Number	%
1.	The election of each of the following nominees as directors of the Corporation for the ensuing year:
	Robert L. Phillips	29,745,099	98.61	418,933	1.39
	Howard L. Lance	30,083,451	99.73	80,581	0.27
	Brian G. Kenning	30,021,130	99.53	142,902	0.47
	Dennis H. Chookaszian	29,986,902	99.41	177,130	0.59
	Eric J. Zahler	29,210,214	96.84	953,818	3.16
	Lori B. Garver	29,266,188	97.02	897,844	2.98
	Joanne O. Isham	30,112,839	99.83	51,193	0.17
	C. Robert Kehler	30,109,572	99.82	54,460	0.18

2.	The appointment of KPMG LLP as auditors of the Corporation for the ensuing year at a remuneration to be determined by the directors	29,557,716	97.73	686,131	2.27

		Votes FOR		Votes AGAINST
		Number	%	Number	%
3.	The approval of the advisory resolution on the Corporation’s approach to executive compensation as disclosed in the Management Proxy Circular dated June 21, 2017	21,465,865	71.16	8,698,167	28.84

		Votes FOR		Votes AGAINST
		Number	%	Number	%
4.	Approval of 2017 Long-term Incentive Plan and the reservation of Common Shares thereunder.	26,503,345	87.86	3,660,687	12.14

5.	Approval of the Omnibus Equity Incentive Plan and the reservation of Common Shares thereunder.	26,514,604	87.90	3,649,428	12.10

6.	Approval of the ordinary resolution authorizing and approving the issuance by MDA of such number of Common Shares as is necessary pursuant to the terms of the Agreement and Plan of Merger (the “Merger”) dated as of February 24, 2017 by and among the Corporation, SSL MDA Holdings, Inc., Merlin Merger Sub, Inc. and DigitalGlobe, Inc.	30,141,935	99.93	22,097	0.07

		Votes FOR		Votes WITHHELD
		Number	%	Number	%
7.	The election of the following designees as directors of the Corporation effective as of the Effective Time of the Merger:
	Howell M. Estes III	30,085,774	99.74	78,258	0.26
	L. Roger Mason, Jr.	30,083,966	99.73	80,066	0.27
	Nick S. Cyprus	30,083,487	99.73	80,545	0.27